Clariant Ltd
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

CH-4132 Muttenz 1, 10/04/2008

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following documents:

- Ad-hoc Announcement: Clariant Annual General Meeting confirms company's course
- Ad-hoc Announcement: Clariant Board of Directors appoints Jürg Witmer as Chairman

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

www.clariant.com

Clariant International AG
Rothausstrasse 61
4132 Muttenz 1
Switzerland

April 10, 2008

Media Release

Clariant International AG

Clariant Board of Directors appoints Jürg Witmer as Chairman

Muttenz, April 10, 2008 – At its meeting today, Clariant's Board of Directors elected Jürg Witmer as Chairman and Rudolf Wehrli as Vice-Chairman. Jürg Witmer replaces Roland Lösser, who decided not to stand for re-election to the Board of Directors at today's Annual General Meeting. Rudolf Wehrli replaces Tony Reis, who is stepping down from the Board of Directors.

Jürg Witmer (59, Swiss) has been a member of the Board of Directors since April 2007. From 1999 to 2005 he was CEO of Givaudan, and he is currently Chairman of its Board of Directors. He previously occupied various global management positions at Roche. He is also a member of the Board of Directors of Syngenta.

Rudolf Wehrli (58, Swiss) was CEO of the Gurit-Heberlein Group from 2000 to 2006. He has held various managerial positions with the Silent Gliss Group, Credit Suisse and Mckinsey.

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Contacts

Media Relations
Arnd Wagner Tel. +41 61 469 61 58

Investor Relations
Ulrich Steiner Tel. +41 61 469 67 45

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 21,000 people. Headquartered in Muttenz, near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The Company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.



www.clariant.com

Clariant International AG
Rothausstrasse 61
4132 Muttenz 1
Switzerland

April 10, 2008

Media Release

Clariant International AG

Clariant Annual General Meeting confirms company's course

All motions proposed by the Board of Directors adopted by a large majority

Muttenz, April 10, 2008 – **At today's Annual General Meeting, the shareholders of Clariant, a global leader in specialty chemicals, adopted each of the motions proposed by the Board of Directors by a large majority.**

The Annual General Meeting approved the Annual Report and the financial statements, among other things. Discharge was granted to the Board of Directors and the Management Board. The shareholders also approved a payout of CHF 0.25 per share by reducing nominal value.

Hariolf Kottmann (52), Dominik Koechlin (49) and Carlo G. Soave (48) were elected as new members of the Board of Directors for a three-year term of office. They replace Roland Lösser and Kajo Neukirchen, who have decided not to stand for re-election, and Tony Reis, who has stepped down from the Board of Directors. Peter Isler was re-elected.

Clariant's Chief Executive Officer Jan Secher explained to the shareholders the course business had taken in 2007. He said the foundations had been laid for improving the company's profitability and that the path embarked upon would be pursued with resolve. This would mean implementing cost-saving initiatives on the one hand, and further price increases on the other, with both contributing to a better operating margin in 2008. He referred to the fact that the trend towards consolidation in many customer industries would also impact Clariant. The company plans to manage its portfolio more actively in future, and thus benefit from these consolidation moves.

In Secher's words: "We are currently market leaders for many of our products, but very often in highly fragmented markets that are determined by a multitude of smaller competitors. In such markets, it is extraordinarily difficult to achieve appropriate prices or set trends in technology. This requires consolidation. Here at Clariant we have resolved to actively cooperate in the consolidation of these fragmented markets. In future, we will concentrate on those areas of our portfolio where we



enjoy good market positions and solid returns. We will build on our leading position here not only through organic growth but also by means of acquisitions."

Secher also highlighted the importance of both innovations in process improvements as well as innovations in new products and technologies. He mentioned an additive to improve the flow of biodiesel, a nanotechnology product that helps to minimize the economic impact of graffiti vandalism and temperature sensitive polymer dyes from renewable resources as recent examples.

Roland Lösser, the outgoing Chairman of the Clariant Board of Directors, set out the company's strategy in his speech. Referring to the high growth rates in the BRIC countries of Brazil, Russia, India and China, he explained that Clariant will focus more strongly on these markets in the future, but without neglecting the traditional markets in the US and Europe, which are set to remain the world's largest chemicals markets for decades to come. With regard to the company's growth prospects for 2008, the Chairman of the Board of Directors explained the importance of closely monitoring economic developments. However, he said any negative trends had yet to affect Clariant's business performance and further growth is predicted for 2008.

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Contacts

Media Relations
Arnd Wagner   Tel.   +41 61 469 61 58

Investor Relations
Ulrich Steiner   Tel.   +41 61 469 67 45


Clariant

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 21,000 people. Headquartered in Muttenz, near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The Company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.


END